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April 15, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mr. Christian Windsor

Re:	Merrill Lynch Canada Inc. Registration Statement on Form F-1 File No. CP HOLDRS Deposit Facility (File No. 333-63924)

Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request on behalf of our client Merrill Lynch Canada Inc. (the “Company”) acceleration of the effective date of Post-Effective Amendment No. 6 to the Registration Statement on Form F-1 (the “Post-Effective Amendment”) for the CP HOLDRS Deposit Facility, so that it will be declared effective at 5:00 p.m., Eastern Standard time, on Thursday, April 15, 2010 or as soon as possible thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Post-Effective Amendment effective, it does not foreclose the Commission from taking any action with respect to the Post-Effective Amendment.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Post-Effective Amendment effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Post-Effective Amendment.  The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kevin Younai